

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 10, 2015

Joseph F. Eazor
Chief Executive Officer and President
EarthLink Holdings Corp.
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309

   Re: **EarthLink Holdings Corp.**
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed February 20, 2015
      Definitive Proxy Statement on Schedule 14A Filed March 19, 2015
      File No. 001-15605

Dear Mr. Eazor:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Matthew Crispino

               Matthew Crispino
               Attorney-Advisor
               Office of Information Technologies
               and Services

cc: David Carter, Esq.
    Troutman Sanders LLP